

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2020

Chris Downs
Chief Financial Officer
CNS Pharmaceuticals, Inc.
2100 West Loop South, Suite 900
Houston, TX 77027

      Re: CNS Pharmaceuticals, Inc.
          Draft Registration Statement on Form S-1
          Submitted November 30, 2020
          CIK No. 0001729427

Dear Mr. Downs:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Laura Crotty at 202-551-7614 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Cavas S. Pavri